February 18, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel
Assistant Director

	Re:	CÜR Media, Inc. Request for Withdrawal of Registration Statement on Form S-1 File No. 333-206318

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), CÜR Media, Inc., a Delaware corporation (the "Company"), hereby requests that the U.S. Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1 (File No. 333-206318), originally filed on August 12, 2015 (together with all exhibits thereto, the "Registration Statement"). At this time, the Company has determined not to proceed with its public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

The Company confirms that no securities of the Company were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at CÜR Media, Inc., 2217 New London Turnpike, South Glastonbury, CT 06073, with a copy to the Company's counsel, Eric C. Mendelson, Esq., c/o CKR Law LLP, 1330 Avenue of the Americas, 14th Floor, New York, NY 10019, facsimile number (212) 259-8200.

If you have any questions regarding the foregoing application for withdrawal, please call Eric C. Mendelson, at (212) 259-7300.

Very truly yours,

CÜR MEDIA, INC.

By:	/s/ Thomas Brophy
Thomas Brophy
Chief Executive Officer

cc:	Gregory Dundas
Securities and Exchange Commission